                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                             Hotel Investors Trust
                           Hotel Investors Corporation
                                (Name of Issuer)

                 Shares of Beneficial Interest, $.01 Par Value
                   Shares of Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                 855905 10 5
                                (CUSIP Number)

                                Madison F. Grose
                          Starwood Capital Group, L.P.
                        Three Pickwick Plaza, Suite 250
                          Greenwich, Connecticut 06830
                                 (203) 861-2100
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 31, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           NOTE: Six copies of this statement, including all exhibits, filed with the Commission.  See Rule 13d-1(a) for other
                     parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 44 Pages)

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                                       Page 2 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Berl Holdings L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                          (a) [x]
                                                                                             (b) [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                     [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                       7  SOLE VOTING POWER

                          -0-
   NUMBER OF
    SHARES             8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               -0-
     EACH
   REPORTING           9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                  1,055,039

                      10   SHARED DISPOSITIVE POWER

                           -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,055,039

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                              [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.00%

  14 TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                                      Page 3 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Starwood-Apollo Hotel Partners VIII, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                       (a) [x]
                                                                                          (b) [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                  [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                   7  SOLE VOTING POWER

                                      -0-
   NUMBER OF
    SHARES                         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           -0-
     EACH
   REPORTING                       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                             1,055,039

                                 10   SHARED DISPOSITIVE POWER

                                      -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,055,039

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                            [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.00%

  14 TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                              Page 4 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Starwood-Apollo Hotel Partners IX, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                           (a) [x]
                                                                              (b) [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                             7  SOLE VOTING POWER

                                                -0-
   NUMBER OF
    SHARES                                   8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                                     -0-
     EACH
   REPORTING                                 9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                                       1,049,163

                                            10  SHARED DISPOSITIVE POWER

                                                -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,049,163

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                               [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.96%

  14 TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                             Page 5 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Starwood-Nomura Hotel Investors, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                   (a) [x]
                                                                                      (b) [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                              [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                            7  SOLE VOTING POWER

                                               -0-
   NUMBER OF
    SHARES                                  8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                                    -0-
     EACH
   REPORTING                                9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                                      1,055,039

                                           10  SHARED DISPOSITIVE POWER

                                               -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,055,039

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                       [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.00%

  14 TYPE OF REPORTING PERSON

      PN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                         Page 6 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Starwood/Wichita Investors, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                       (a)  [x]
                                                                                          (b)  [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                   [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                                      7  SOLE VOTING POWER

                                                         -0-
   NUMBER OF
    SHARES                                            8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                                              -0-
     EACH
   REPORTING                                          9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                                                1,055,039

                                                     10  SHARED DISPOSITIVE POWER

                                                         -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,055,039

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                            [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.00%

  14 TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                              Page 7 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Starwood-Huntington Partners, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                      (a)  [x]
                                                                                         (b)  [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                  [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                 7  SOLE VOTING POWER

                                    -0-
   NUMBER OF
    SHARES                       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                         -0-
     EACH
   REPORTING                     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                           598,023

                                10  SHARED DISPOSITIVE POWER

                                    -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     598,023

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                           [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.70%

  14 TYPE OF REPORTING PERSON

      PN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                              Page 8 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Woodstar Partners I, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                     (a)  [x]
                                                                                        (b)  [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     AF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                   7  SOLE VOTING POWER

                                      -0-
   NUMBER OF
    SHARES                         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           -0-
     EACH
   REPORTING                       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                             1,055,039

                                  10  SHARED DISPOSITIVE POWER

                                      -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,055,039

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                          [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.00%

  14 TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                            Page 9 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Firebird Consolidated Partners, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                             (a)  [x]
                                                                                (b)  [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                              7  SOLE VOTING POWER

                                                 -0-
   NUMBER OF
    SHARES                                    8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                                      -0-
     EACH
   REPORTING                                  9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                                        1,055,039

                                             10  SHARED DISPOSITIVE POWER

                                                 -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,055,039

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                  [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.00%

  14 TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                              Page 10 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Starwood Opportunity Fund II, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                 (a)  [x]
                                                                                    (b)  [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                             [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                       7  SOLE VOTING POWER

                                          299,600
   NUMBER OF
    SHARES                             8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                               -0-
     EACH
   REPORTING                           9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                                 299,600

                                      10  SHARED DISPOSITIVE POWER

                                          -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     299,600

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                      [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.47%

  14 TYPE OF REPORTING PERSON

      PN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                        Page 11 of 44 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barry S. Sternlicht

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                       (a)  [x]
                                                                                          (b)  [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                   [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                       7  SOLE VOTING POWER

                                          299,600
   NUMBER OF
    SHARES                             8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                               -0-
     EACH
   REPORTING                           9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                                 1,055,039

                                      10  SHARED DISPOSITIVE POWER

                                          -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,055,039

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                            [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.00%

  14 TYPE OF REPORTING PERSON

      IN

                                  SCHEDULE 13D

CUSIP No. 855905 10 5                                       Page 12 of 44 Pages


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Starwood Capital Group, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                                    (a)  [x]
                                                                                                       (b)  [x]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                                [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                      7  SOLE VOTING POWER

                         -0-
   NUMBER OF
    SHARES            8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              -0-
     EACH
   REPORTING          9  SOLE DISPOSITIVE POWER
    PERSON
     WITH                -0-

                     10  SHARED DISPOSITIVE POWER

                         -0-

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

    -0-

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                                         [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

  14 TYPE OF REPORTING PERSON

      PN

                                                             Page 13 of 44 Pages


ITEM 1.  SECURITY AND ISSUER.

   This Schedule 13D (this "Schedule") relates to shares of Beneficial Interest, par value $.01 per share ("Trust Shares"), of Starwood Lodging Trust (formerly Hotel Investors Trust) (the "Trust") and shares of Common Stock, par value $.01 per share ("Corporation Shares"), of Starwood Lodging Corporation (formerly Hotel Investors Corporation) (the "Corporation" and, together with the Trust, the "Companies"). Pursuant to a Pairing Agreement between the Trust and the Corporation, the Trust Shares and the Corporation Shares are "paired" and may only be held and transferred in units consisting of one Trust Share and one Corporation Share (collectively, a "Paired Share"). Accordingly, this
Schedule is filed with respect to Paired Shares and relates to both the Trust and the Corporation.

   The principal executive offices of the Trust are located at 11845 West Olympic Boulevard, Suite 550, Los Angeles, California 90064 and the principal executive offices of the Corporation are located at 11845 West Olympic Boulevard, Suite 560, Los Angeles, California 90064.


ITEM 2.  IDENTITY AND BACKGROUND.

   This Schedule is filed by Berl Holdings L.P. ("Berl Holdings"), Starwood-Apollo Hotel Partners VIII, L.P. ("Starwood Apollo VIII"), Starwood-Apollo Hotel Partners IX, L.P. ("Starwood Apollo IX"), Starwood-Nomura Hotel Investors, L.P. ("Starwood Nomura"), Starwood/Wichita Investors, L.P. ("Starwood Wichita"), Starwood-Huntington Partners, L.P. ("Starwood Huntington"), Woodstar Partners I, L.P. ("Woodstar"), Firebird Consolidated Partners, L.P. ("Firebird"), Starwood Opportunity Fund II, L.P. ("SOFI II"), Mr. Barry S. Sternlicht ("Sternlicht") and Starwood Capital Group, L.P. ("Starwood Capital"). Berl Holdings, Starwood Apollo VIII, Starwood Apollo IX, Starwood Nomura, Starwood Wichita, Starwood Huntington, Woodstar, Firebird, SOFI II, Mr. Sternlicht and Starwood Capital are collectively referred to herein as the "Filing Persons".

   Berl Holdings. Berl Holdings is a Delaware limited partnership. Berl Holdings was organized to acquire certain of the hotel properties and related assets which were contributed to the Partnerships in the Reorganization described in Item 3.

   The general partner of Berl Holdings is Berl Holdings I, Inc. ("Berl GP"), a Delaware corporation which is controlled by and wholly-owned by Mr. Sternlicht. The principal business of Berl GP is to act as general partner of Berl Holdings. The executive officers and directors of Berl GP are Mr. Sternlicht (President and director), Mr. Madison F. Grose (Executive Vice President) ("Grose"), Mr. Jerome Silvey (Senior Vice President,

                                                             Page 14 of 44 Pages


Secretary and Treasurer) ("Silvey"), Mr. Steven R. Goldman (Vice President) ("Goldman"), Mr. Michael Meuller (Vice President) ("Meuller"), Mr. J. Peter Paganelli (Vice President) ("Paganelli") and Mr. David Yin (Vice President). Messrs. Sternlicht and Grose are also Trustees of the Trust and Messrs. Sternlicht and Goldman have also been elected as directors of the Corporation, to take office upon receipt of necessary gaming regulatory approvals. Each officer and director of Berl GP is a United States citizen.

   Starwood Apollo VIII. Starwood Apollo VIII is a Delaware limited partnership. The principal business of Starwood Apollo VIII is investing in debt and equity securities of companies that own or manage real estate and/or hotels.

   The general partners of Starwood Apollo VIII are SAHI, Inc. ("SAHI"), a Delaware corporation, and AP-GP Midstar Hotels VIII, Inc. ("AP- VIII"), a Delaware corporation. The principal business of SAHI is investing in debt and equity securities of companies that own or manage real estate and/or hotels. SAHI does not have any directors and is a close corporation whose business is managed by its stockholders. Mr. Sternlicht controls SAHI and owns a majority of the shares of SAHI. The executive officers of SAHI are Mr. Sternlicht (President), Mr. Grose (Executive Vice President), Mr. Jonathan Eilian (Vice President, Treasurer and Secretary, ("Eilian"), Mr. Silvey (Senior Vice President) and Mr. Paganelli (Vice President). Mr. Eilian is also a Trustee of the Trust. Each officer and director of SAHI is a United States citizen. AP-VIII was formed to act as a general partner of Starwood Apollo VIII.
AP-VIII is wholly-owned and controlled by Apollo Real Estate Investment Fund, L.P. The executive officers and directors of AP-VIII are Mr. John J. Hannan (President, Secretary and director), Mr. Michael D. Weiner (Vice President and director), Mr. Edward Scheetz (Vice President), Mr. Gary Sherman (Vice President), Mr. Lee Neibart (Vice President), Mr. Ronald Kravit (Vice President) and Mr. Fred Shapiro (Vice President and Controller). Each executive officer and director of AP-VIII is a United States citizen.

   Starwood Apollo IX. Starwood Apollo IX is a Delaware limited partnership. The principal business of Starwood Apollo IX is investing in debt and equity securities of companies that own or manage real estate and/or hotels.

   The general partners of Starwood Apollo IX are SAHI and AP-GP Midstar Hotels IX, Inc. ("AP-IX"), a Delaware corporation. AP-IX was formed to act as a general partner of Starwood Apollo IX. AP-IX is wholly-owned and controlled by Apollo Real Estate Investment Fund, L.P. The executive officers and directors of AP-IX are the same as the executive officers and directors of AP-VIII.

                                                             Page 15 of 44 Pages




   Starwood Nomura. Starwood Nomura is a Delaware limited partnership. Starwood Nomura was organized to acquire first mortgage notes and other assets which notes, assets or interests therein were contributed to the Partnerships in the Reorganization described in Item 3.

   The general partner of Starwood Nomura is SNHI, Inc. ("SNHI"), a Delaware corporation. The principal business of SNHI is to act as general partner of Starwood Nomura. SNHI is controlled by and wholly owned by Mr. Sternlicht.
The executive officers and directors of SNHI are Mr. Sternlicht (President and director), Mr. Grose (Executive Vice President and Secretary), Mr. Eilian (Vice President) and Mr. Silvey (Vice President).

   Starwood Wichita. Starwood Wichita is a Delaware limited partnership. Starwood Wichita was organized to acquire hotel properties and related assets which were contributed to the Partnerships in the Reorganization described in
Item 3.

   The general partner of Starwood Wichita is SOFI II. The general partner of SOFI II is Starwood Capital. Starwood Capital is a privately held real estate investment organization which acquires equity and debt interests in hotel properties, multifamily residential properties and single family developable land throughout the United States, among other categories of assets. The general partner of Starwood Capital is BSS Capital Partners, L.P. ("BSS"), a Delaware limited partnership. BSS is the entity through which senior executives of Starwood Capital receive equity interests in the investments sponsored by Starwood Capital. Mr. Sternlicht indirectly controls BSS and owns a majority of the interests in BSS. The sole general partner of BSS is Sternlicht Holdings, II, Inc., ("Sternlicht Holdings"), a Delaware corporation which is controlled by and wholly-owned by Mr. Sternlicht. The executive officers and directors of Sternlicht Holdings are Mr. Sternlicht (President, CEO and director), Mr. Grose (Executive Vice President), Mr. Silvey (Senior Vice President, CFO and Secretary), Mr. Jay Sugarman (Executive Vice President), Mr. Jamie Gates (Executive Vice President) ("Gates"), Mr. Eugene Gorab (Executive Vice President) ("Gorab"), Mr. Eilian (Vice President), Mr. Goldman (Vice President), Mr. Merrick Kleeman (Vice President) ("Kleeman"), Mr. Meuller (Vice President), Mr. James Babb III (Vice President) and Mr. Paganelli (Vice President). Each executive officer and director of Sternlicht Holdings is a United States citizen.

   Starwood Huntington. Starwood Huntington is a Delaware limited partnership. Starwood Huntington was organized to acquire hotel properties and related assets which were contributed to the Partnerships in the Reorganization described in Item 3.

                                                             Page 16 of 44 Pages



   The general partner of Starwood Huntington is SRL Holdings, Inc. ("SRL"), a Delaware corporation. The principal business of SRL is to act as general partner of Starwood Huntington. SRL is owned and controlled by Mr. Sternlicht. The executive officers and directors of SRL are Mr. Sternlicht (President and director), Mr. Grose (Executive Vice President), Mr. Gorab (Senior Vice President), Mr. Goldman (Senior Vice President), Mr. Kleeman (Vice President), Mr. Eilian (Vice President), Mr. Meuller (Vice President), and Mr. Silvey
(Vice President, Treasurer and Secretary). Each executive officer and director of SRL is a United States citizen.

   Woodstar. Woodstar is a Delaware limited partnership. Woodstar was organized to make the capital contributions to the Partnerships in the Reorganization described in Item 3 and to hold the Units of the Partnerships held by it as described in Item 3.

   The general partner of Woodstar is Starwood Capital. The general partner of Starwood Capital is BSS and the general partner of BSS is Sternlicht Holdings.

   Firebird. Firebird is a Delaware limited partnership. Firebird was organized to enter into a swap arrangement with Merrill Lynch Mortgage Capital Inc. ("MLMC"), the current holder of senior debt of the Realty Partnership (the "Senior Debt"), pursuant to which Firebird has the right to acquire Senior Debt in exchange for the payment to MLMC of a notional principal amount under such swap.

   The general partner of Firebird is SOFI II. The general partner of SOFI II is Starwood Capital, the general partner of Starwood Capital is BSS and the general partner of BSS is Sternlicht Holdings.

   SOFI II.  SOFI II is a Delaware limited partnership.   SOFI II is a
blind-pool fully discretionary investment fund sponsored by Starwood Capital. The general partner of SOFI II is Starwood Capital, the general partner of Starwood Capital is BSS and the general partner of BSS is Sternlicht Holdings.

   Mr. Sternlicht. Mr. Sternlicht is the President and CEO of Starwood Capital. He is also a Trustee of and the Chairman and CEO of, the Trust. Mr. Sternlicht is a United States citizen.

   Starwood Capital. Starwood Capital is a Delaware limited partnership. The general partner of Starwood Capital is BSS and the general partner of BSS is Sternlicht Holdings.

                                                             Page 17 of 44 Pages


   The address of the principal business and the principal office for each of the Filing Persons and their respective general partners and the directors and executive officers named in this Item 2 is Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830, except that the address of the principal business and the principal office for AP-VIII and AP-IX and their directors and executive officers are Two Manhattanville Road, Purchase, New York, 10577.

   During the last five years none of the persons or entities named in this
Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The acquisition of beneficial ownership of Paired Shares which resulted in the filing of this Schedule occurred in connection with the Reorganization described below.

   Reorganization. On January 31, 1995 (the "Closing Date"), the Trust and the Corporation consummated a reorganization (the "Reorganization") with the Filing Parties pursuant to a Formation Agreement among the Trust, the Corporation and certain of the Filing Parties (the "Formation Agreement") and other agreements entered into pursuant to the Formation Agreement. A copy of the Formation Agreement and certain of those agreements are filed as exhibits to this Schedule. The descriptions hereto are qualified in their entirety by reference to the provisions of the Formation Agreement and such other agreements. The Reorganization was approved by the shareholders of the Trust and the stockholders of the Corporation at meetings held on December 15, 1994 (the "Special Meetings").

   The Reorganization involved a number of related transactions that occurred simultaneously on the Closing Date pursuant to the terms of the Formation Agreement. Such transactions included (i) the contribution by the Trust to SLT Realty Limited Partnership (the "Realty Partnership") of all of the properties and assets of the Trust, subject to substantially all of the liabilities of the Trust (including the Senior Debt of the Trust), in exchange for an approximate 28.3% interest as a general partner in the Realty Partnership, (ii) the contribution

                                                             Page 18 of 44 Pages


by the Filing Parties to the Realty Partnership of approximately $12,600,000 in cash and certain hotel properties and first mortgage notes, in exchange for limited partnership units of the Realty Partnership ("Realty Units") representing the remaining approximate 71.7% interest in the Realty Partnership, (iii) the contribution by the Corporation and its subsidiaries to SLC Operating Limited Partnership (the "Operating Partnership") of all of their properties and operating assets (except for their gaming assets, which are to be contributed upon receipt of requisite approvals by Nevada gaming authorities ("Gaming Approval")), subject to substantially all of their liabilities, in exchange for an approximate 28.3% interest as a general partner in the Operating Partnership and (iv) the contribution by the Filing Parties to the Operating Partnership of approximately $1,400,000 in cash, furnishings and equipment of the hotel properties, in exchange for limited partnership units of the Operating Partnership ("Operating Units") representing the remaining approximate 71.7% interest in the Operating Partnership. The Realty Units and the Operating Units are collectively referred to as the "Units".

   Pursuant to the Reorganization, each of the Filing Parties received the number of Units set forth opposite its name below:

  Filing Person             Number of Units
  -------------             ---------------
Berl Holdings               13,770,379
Starwood Apollo VIII         1,311,454
Starwood Apollo IX           1,049,163
Starwood Nomura              5,255,258
Starwood Wichita             2,132,184
Starwood Huntington            598,023
Woodstar                     6,661,713
Firebird                         -0-
SOFI II                          -0-
Sternlicht                       -0-
Starwood Capital                 -0-
                            ----------

Total Units Issued
to Filing Persons           30,778,174


   Each Unit held by the Filing Parties is (subject to the Ownership Limit Provisions of the Trust and the Corporation described in Item 5 which are designed to preserve the status of the Trust as a REIT for tax purposes) exchangeable by the Filing Parties, for, at the option of the Trust and the Corporation, either cash, one Paired Share, or a combination of cash and such Paired Shares, as described under "Exchange Rights".

                                                             Page 19 of 44 Pages


   In addition if, prior to June 15, 1995, Firebird acquires Senior Debt, it has agreed that it will exchange up to $12,000,000 of such Senior Debt for up to an additional 4,884,691 Units, which would represent up to an additional approximate 3.0% of the outstanding Units (assuming exchange of all Units issued to the Filing Persons). As described in Item 2, Firebird has the right to acquire approximately $74.0 million of Senior Debt. Any such Units issued pursuant to such exchange would be exchangeable for Paired Shares on the same basis as other Units issued to the Filing Parties in connection with the Reorganization.

   Exchange Rights. Pursuant to an Exchange Rights Agreement (the "Exchange Rights Agreement"), subject to the limitations described below, holders of Units have the right to tender to the Trust and the Corporation all or a portion of the Units held by such holder. Each tender of a Realty Unit must be accompanied by a tender of an Operating Unit and each tender of an Operating Unit must be accompanied by a tender of a Realty Unit. The Trust and the Corporation will have the option to pay for such tendered Units either (i) by delivering Paired Shares to such tendering holders as described below (the "Paired Share Option"), (ii) with available cash or borrowed funds (the "Cash Option") or (iii) by delivering a combination of Paired Shares and cash (the "Combined Option").

   The election by the Trust and the Corporation between those options must be made by a majority of each of their respective Disinterested Members (as defined in Item 5). If the Trust and the Corporation are unable to agree on the option to be elected within 15 days after the tender of Units, they shall be deemed to have elected the Cash Option. If the Trust and the Corporation elect the Paired Share Option or the Combined Option and if, as a result of the Ownership Limit Provisions, the tendering holder cannot receive the full number of Paired Shares otherwise issuable pursuant to such Option, such tender shall be automatically reduced so that after such tender the tendering holder receives the maximum number of Paired Shares that such holder can receive without violating the Ownership Limit Provisions. In such circumstance, a tendering holder may, subject to certain limitations, cause the Trust and the Corporation to effect a registered public offering of a number of Paired Shares equal to the number of Paired Shares which could not be so issued as a result of the Ownership Limit Provisions. The proceeds of such offering would be used to purchase such tendered Units, as described under "-- Registration Rights."

   Prior to the receipt of Gaming Approval, holders of Units must, as a condition to tender of Units, give not less than 90 days' notice to the Trust and the Corporation of their intent to tender Units which would result in the Filing Parties beneficially owning in excess of 4.9% of the outstanding Paired

                                                             Page 20 of 44 Pages


Shares. After receipt of Gaming Approval, no such 90 day notice will be required.

   If the Trust and the Corporation elect the Paired Share Option or the Combined Option, they will deliver to the tendering holder within 15 days after the related tender (the "Exchange Date"), for each Unit tendered for which Paired Shares are to be delivered, one Paired Share, subject to adjustment. If the Trust and the Corporation elect the Cash Option or the Combined Option, they will deliver to the tendering holder within 20 days after the related tender, an amount of cash in respect of each Paired Share for which cash is to be paid equal to the average closing price per share of the Paired Shares on the New York Stock Exchange for the ten trading day period ending on the day before the date of the related tender.

   The Exchange Rights Agreement provides that no Units shall be accepted for exchange (i) if as a result of such tender the Trust would not satisfy the REIT requirements of the Internal Revenue Code of 1986, as amended (the "Code"), in any respect or (ii) prior to the expiration or termination of any applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

   Registration Rights. Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") the Trust and the Corporation have granted registration rights with respect to Paired Shares which may be acquired upon exchange of Units. Pursuant to such registration rights, Starwood Capital, on behalf of holders of Units exchangeable for not less than 100,000 Paired Shares may, subject to certain limitations, require the Trust and the Corporation to effect up to four registrations of Paired Shares under the Securities Act, including shelf registrations of Paired Shares under the Securities Act (any such shelf registrations to be maintained until no Paired Shares are required to be registered under the Registration Rights Agreement).

   In addition, if the Trust and the Corporation do not issue Paired Shares upon a tender of Units because of the Ownership Limit Provisions, the tendering holder may, each such time, subject to certain limitations, require the Trust and the Corporation to effect a registered public offering under the Securities Act of an equivalent number of Paired Shares. The net proceeds of such offering (after underwriting discounts and selling commissions) would be used to purchase such tendered Units.

   Starwood Capital also has rights, subject to certain exemptions and limitations, to request that the Trust and the Corporation include such Paired Shares in other registrations of

                                                             Page 21 of 44 Pages


Paired Shares by the Trust and the Corporation under the Securities Act ("Incidental Registrations").

   All expenses incident to such registrations (other than underwriting discounts and selling commissions and fees and expenses of counsel to the selling holders) are to be borne by the Trust and the Corporation.

   The Registration Rights Agreement specifies certain times during which a registration of Paired Shares cannot be initiated, including the 90-day period after the Trust and the Corporation effect a registration of Paired Shares and the 90-day period after a holder of Units delivers a demand for registration that is not withdrawn.

   The Trust and the Corporation have the right to delay any public offering of Paired Shares pursuant to the Registration Rights Agreement for a period of up to 90 days, if either the Trust or the Corporation determines that an earlier sale would be materially adverse to the Trust and its shareholders or the Corporation and its stockholders. Furthermore, if the underwriters used in connection with a public offering in an Incidental Registration advise the Trust and the Corporation that marketing factors require a limitation on the number of Paired Shares to be sold at a given time, the size of such offering will be reduced by decreasing the number of Paired Shares to be sold by the holders of Units.

   Except for Woodstar, in the Reorganization each of the Filing Persons which received Units in the Reorganization contributed to the Partnerships hotel properties and first mortgage notes, hotel furnishings and equipment in exchange for the Units issued to it. Woodstar contributed cash to the Partnerships for the Units issued to it. Such cash came from capital contributions from Woodstar's partners.

   Prior to the Reorganization, SOFI II purchased in open market transactions 299,600 Paired Shares.


ITEM 4.  PURPOSE OF TRANSACTION.

   The Filing Persons acquired beneficial ownership of the Paired Shares reported in this Schedule as part of the Reorganization described in Item 3. Each of the Filing Persons is holding the Paired Shares which it beneficially owns for investment.

   Board Matters. Pursuant to the Formation Agreement, Starwood Capital designated three of the five nominees elected as Trustees of the Trust at the Special Meetings. Such designees

                                                             Page 22 of 44 Pages


were Messrs. Sternlicht, Grose and Eilian. In addition, pursuant to the Formation Agreement, Starwood Capital designated two of the three nominees elected as Directors of the Corporation at the Special Meetings, such Directors to take office upon receipt of Gaming Approval. Such designees were Messrs. Sternlicht and Goldman. If the Offering described below is consummated then
(i) the Board of Trustees intends to increase the size of the Board by at least two and to fill the vacancies created thereby with independent Trustees not affiliated with the Companies, the Partnerships or the Filing Parties and (ii) the Board of Directors intends to increase the size of the Board by at least two and to fill the vacancies created thereby with independent Directors not affiliated with the Companies, the Partnerships or the Filing Parties.

   Noncompetition Agreement. The Formation Agreement provides that so long as any officer, director or general partner of, or any other person employed by, any Filing Party remains on either the Board of Trustees of the Trust or the Board of Directors of the Corporation, each of the Filing Parties will not compete, directly or indirectly, with the Partnerships and that it will present to the Partnerships all acquisitions of (i) fee interests in hotels in the United States and (ii) debt interests in hotels in the United States where it is anticipated that the equity will be acquired by the debt holder within one year from the acquisition of such debt interest. During the term of such non-competition agreement none of the Filing Parties will acquire any such fee interest or debt interests. The Filing Parties are currently negotiating the acquisition of several hotels, hotel portfolios and other related assets, some of which are of significant size. Such acquisitions are subject to further negotiation and numerous conditions and there can be no assurance that any such acquisitions will be completed. The Filing Parties expect to continue to explore and negotiate such acquisitions in the future.

   The Trust and the Corporation have agreed that the Filing Parties may consummate any acquisition which was subject to an executed letter of intent or contract prior to the Reorganization, which acquisition relates to a group of five or more properties with a total value in excess of $100 million (an "Existing Acquisition"). On November 25, 1994, Starwood Capital announced that Starwood Capital and Goldman, Sachs & Co. had agreed to purchase Westin Hotels & Resorts ("Westin") for $561 million and the assumption of debt. Such purchase is an Existing Acquisition. Starwood Capital has discussed with Goldman, Sachs a potential strategic alliance or other combination between the Partnerships and Westin, although no agreement has been reached as to any such alliance and no assurance can be given that any such alliance will be formed or discussed further.

                                                             Page 23 of 44 Pages


   Excluded Assets. There are certain fee interests, debt interests or other investments held by the Filing Parties or their commonly controlled affiliates in the hotel asset investment business (the "Excluded Assets") which were not contributed to the Partnerships by the Filing Parties. With respect to each Excluded Asset, subject to obtaining of all material required third party and partner consents and approvals, the Partnerships will have the option, at any time or times prior to the earlier of January 1, 2000 and the expiration of the term of the noncompetition period described above, to acquire the interests of the Filing Parties in one or more of the Excluded Assets for a cash purchase price equal to the fair market value of such Excluded Asset, as determined by agreement between the Partnerships and such Filing Party (or, if they are unable to agree, by independent appraisers selected by the Trust, the Corporation and Starwood Capital). The Trust and the Corporation have agreed that such option to acquire Excluded Assets will not apply to any Existing Acquisition.

   Reverse Split. In connection with the Reorganization, the Board of Trustees of the Trust and the Board of Directors of the Corporation have been authorized by the shareholders of the Trust and the stockholders of the Corporation to effect a reverse split of the Paired Shares, in which a number of Paired Shares outstanding at the effective date of the reverse split (such number to be not less than six nor more than ten, as determined by the Board of Trustees and the Board of Directors) will be changed into one Paired Share. The Board of Trustees and the Board of Directors are also authorized to determine the effective date of such reverse split. The reverse split will be effected by amendments to the Declaration of Trust of the Trust and the Articles of Incorporation of the Corporation.

   Disinterested Member Provisions. In connection with the Reorganization, the Trust amended its Code of Regulations and the Corporation amended its By-Laws, in each case to provide that, in addition to any affirmative vote required by law, the partnership agreements of the Partnerships, the Trust Declaration of the Trust or the Articles of Incorporation of the Corporation, any Transaction (as described below) involving the Trust, the Corporation (or any of its subsidiaries) or either of the Partnerships shall require the affirmative vote of a majority of the members ("Disinterested Members") of the Board of Trustees of the Trust (in the case of a Transaction involving the Trust or the Realty Partnership) or the Board of Directors of the Corporation (in the case of a Transaction involving the Corporation or the Operating Partnership) who are not employees, officers, directors, Affiliates or Associates (as each is defined in the Securities Exchange Act of 1934) of, the Interested Person who or which is a party to the Transaction.

                                                             Page 24 of 44 Pages


   A "Transaction" is defined as any contract, sale, lease, exchange, mortgage, transfer or disposition to or with, or any other transaction with, any Interested Person (including, without limitation, any election with respect to the method of payment for an exchange of Units for Paired Shares, or any action to be taken by the Trust, the Corporation or either Partnership with respect to the Senior Debt). An "Interested Person" is any person or entity who or which is the beneficial owner, directly or indirectly, of 5% or more of the outstanding Paired Shares or the outstanding Realty Units or Operating Units or who or which is an Affiliate or Associate of the Trust, the Corporation or either of the Partnerships.

   The foregoing Disinterested Member provisions may be amended or repealed only by a majority of the trustees or directors, as the case may be, who are not employees, officers, directors, Affiliates or Associates of the Trust, the Corporation, the Partnerships or any Interested Person.

   The Offering. The Trust and the Corporation have disclosed that they intend to file with the Securities and Exchange Commission a registration statement relating to a proposed public offering of Paired Shares (the "Offering") after the consummation of the Reorganization, but that there can be no assurance that the Offering will be consummated. The proceeds of any Offering will be contributed by the Trust and the Corporation to the Realty Partnership and the Operating Partnership, respectively, in exchange for additional interests in such Partnerships and those proceeds will be used primarily to repay indebtedness (including the Senior Debt), for acquisitions of additional properties, for certain capital improvements to hotel properties and for other corporate purposes. The Filing Parties have agreed that they will not offer or sell any Paired Shares in connection with the Offering and will agree not to offer, sell, contract to sell or otherwise dispose of any Units or Paired Shares acquired in exchange for Units for a period after the consummation of the Offering without the consent of the managing underwriter, the Trust and the Corporation.

   The Partnerships have agreed that if the Trust and the Corporation consummate a public offering of Paired Shares within 18 months following consummation of the Reorganization which results in the receipt by the Trust and the Corporation of gross proceeds of not less than $150 million, then the Trust and the Corporation will pay to Starwood Capital an amount equal to three-fourths of one percent (.75%) of the sum of the total market value of all Paired Shares (assuming exchange of all outstanding Units) upon consummation of the Offering and the principal amount of indebtedness of the Partnerships at such time.

                                                             Page 25 of 44 Pages


   Operation of the Partnerships. After the Reorganization, the Trust will be the sole general partner of, and will conduct all of its business and operations through, the Realty Partnership. After the receipt of Gaming Approval, the Corporation will be the managing general partner of, and will conduct all of its business and operations through, the Operating Partnership. Except with respect to Major Decisions described below, the Trust and the Corporation will have full and complete power, authority and discretion to take all action necessary or appropriate to carry out the business of the Realty Partnership and the Operating Partnership, respectively.

   The Trust and the Corporation will not undertake on behalf of the Realty Partnership and the Operating Partnership, respectively, any of the following "Major Decisions" without the prior consent of the Filing Parties: (i) make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of such Partnership, (ii) institute any proceedings for bankruptcy on behalf of such Partnership, (iii) except in connection with the dissolution and winding up of such Partnership, agree to or consummate a merger or consolidation of such Partnership or the voluntary sale or other transfer of all or substantially all of such Partnership's assets in a single transaction or related series of transactions (without limiting the transactions which will not be deemed to be a voluntary sale or transfer, the foreclosure of a mortgage lien on any real estate or the grant by such Partnership of a deed in lieu of foreclosure for such real estate shall not be deemed to be such a voluntary sale or other transfer); (iv) sell, in one transaction or a series of related transactions, an asset or assets of such Partnership having a book value of 25% or more of the total book value of the assets of such Partnership or (v) dissolve such Partnership. Such consent will be required at any time that the limited partners own or control at least 15% of all partnership interests in the Realty Partnership or the Operating Partnership, respectively.

   In the event of a dissolution of either of the Partnerships, the assets of such Partnership will be liquidated and (after payment of creditors and establishment of any reserves to provide for contingent liabilities) distributed to holders of Units in accordance with the positive balances in their capital accounts. In the event of the dissolution, liquidation or winding up of either Partnership after the consummation of the Reorganization and prior to the occurrence of (i) the consummation of the first public offering of securities subsequent to the consummation of the Reorganization of such Partnership, the Trust or the Corporation or (ii) the consummation of a private placement of securities that reduces the outstanding balance of the Senior Debt by at least one-half,

                                                             Page 26 of 44 Pages


then the distributions to holders of Units will be made (a) to limited partners who are Filing Partners until such limited partners have received 55% of their capital contributions to such Partnership and (b) then, to holders of Units in proportion to their capital contributions less the distributions described in clause (a), and (c) thereafter, in accordance with the remaining positive balances in holders' capital accounts.

   Certain Covenants After the Closing Date. The Formation Agreement provides for certain agreements after the consummation of the Reorganization. The Formation Agreement provides that none of the Trust, the Corporation, the Realty Partnership or the Operating Partnership will assert any claim of equitable subordination or other lender liability claims or defenses against holders of the Senior Debt based on the transactions contemplated by the Formation Agreement, the presence on the Board of Trustees or the Board of Directors of nominees of Starwood Capital or any action taken by such trustees or directors as such or the employment by the Trust or the Corporation of employees who are affiliates of Starwood Capital or any actions taken by such employees as such.

   Pursuant to the Formation Agreement the Filing Parties have agreed that so long as Starwood Capital or any affiliate of Starwood Capital shall have any interest in the Senior Debt (other than solely as a result of the interests of the Filing Parties in the Partnerships), any affiliate or associate of the Filing Parties on the Board of Trustees or the Board of Directors shall, and Starwood Capital shall use its best efforts to secure their agreement to abstain from voting upon and excuse and absent themselves from any deliberations relating to any pending or threatened defaults or any action to be taken by the Trust, the Corporation or the Partnerships in respect of any pending or threatened defaults under or in respect of the Senior Debt.

   Other. The Trust intends to refinance the Senior Debt with MLMC pursuant to a commitment letter to effect such refinancing. In addition, to the extent funds are available, the Filing Parties intend to take action to have the Trust make regular quarterly distributions to shareholders (including if the Offering is effected), including distributions to enable the Trust to qualify as a REIT under the Code.

   In addition to the transactions described in this Schedule, the Filing Persons (and officers and directors of general partners of the Filing Persons) may from time to time acquire additional Paired Shares or Units, exchange Units for Paired Shares as described in this Schedule or dispose of Units or Paired Shares received upon any such exchange.

                                                             Page 27 of 44 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) At the date hereof, each of the Filing Persons beneficially owned the number of Paired Shares set forth opposite its name below:

                                       Number of      Percentage of Paired
  Filing Person                      Paired Shares     Shares Outstanding
  -------------                      -------------    --------------------
Berl Holdings                          1,055,039             8.00%
Starwood Apollo VIII                   1,055,039             8.00%
Starwood Apollo IX                     1,049,163             7.96%
Starwood Nomura                        1,055,039             8.00%
Starwood Wichita                       1,055,039             8.00%
Starwood Huntington                      598,023             4.70%
Woodstar                               1,055,039             8.00%
Firebird                               1,055,039             8.00%
SOFI II                                  299,600             2.47%
Starwood Capital                               0                0%
Sternlicht                             1,055,039             8.00%


   Except for the 299,600 Paired Shares beneficially owned by SOFI II, the Paired Shares listed above are owned by virtue of the ownership of Units which are exchangeable into Paired Shares as described in Item 3.

   In connection with the consummation of the Reorganization, the Trust amended its Declaration of Trust and the Corporation amended and restated its Articles of Incorporation to, among other things, add provisions (the "Ownership Limit Provisions") which updated and replaced provisions which are designed to allow the Trust to qualify as a real estate investment trust for federal income tax purposes. The Ownership Limit Provisions provide that, subject to certain exceptions specified in the Trust Declaration and the Restated Articles, no shareholder (including the Filing Parties) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8.0%, whether measured by vote, value or number (the "Ownership Limit"), of Paired Shares, shares of Preferred Stock of the Corporation or preferred shares of the Trust which may be issued, or any combination thereof. As a result of the Ownership Limit Provisions, the Filing Parties cannot receive Paired Shares upon an exchange of Units if such Paired Shares would cause the Filing Parties to beneficially own more than 8.0% of the outstanding Paired Shares. Accordingly, no Filing Party individually and the Filing Parties in the aggregate do not beneficially own more than 8.0% of the outstanding Paired Shares.

                                                             Page 28 of 44 Pages


   Berl Holdings. Berl Holdings owns 13,770,379 Units which are, subject to the Ownership Limit, exchangeable for 13,770,379 Paired Shares (representing approximately 53.16% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Berl Holdings (and no exchange of Units by any other Filing Party), irrespective of the Ownership Limit). Because of the Ownership Limit, Berl Holdings cannot exchange Units for, or otherwise hold, more than 8.0% of the outstanding Paired Shares; accordingly, this Schedule reports the beneficial ownership by Berl Holdings of 1,055,039 Paired Shares (the maximum number of Paired Shares that Berl Holdings may acquire within the Ownership Limit, assuming that no other Filing Party beneficially owns Paired Shares at the time of such exchange). Berl GP, by virtue of being the general partner of Berl Holdings, may be deemed to beneficially own the Paired Shares beneficially owned by Berl Holdings.

   Starwood Apollo VIII. Starwood Apollo VIII owns 1,311,454 Units which are, subject to the Ownership Limit, exchangeable for 1,311,454 Paired Shares (representing approximately 9.75% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Starwood Apollo VIII (and no exchange of Units by any other Filing Party) irrespective of the Ownership Limit).
Because of the Ownership Limit, Starwood Apollo VIII cannot exchange Units for, or otherwise hold, more than 8.0% of the outstanding Paired Shares; accordingly, this Schedule reports the beneficial ownership by Starwood Apollo VIII of 1,055,039 Paired Shares (the maximum number of Paired Shares that Starwood Apollo VIII may acquire within the Ownership Limit, assuming that no other Filing Party beneficially owns Paired Shares at the time of such exchange). Each of SAHI and AP-VIII, by virtue of being a general partner of Starwood Apollo VIII, may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Apollo VIII.

   Starwood Apollo IX. Starwood Apollo IX beneficially owns the 1,049,163 Paired Shares issuable upon exhcange of the 1,049,163 Units held by Starwood Apollo IX, assuming that such issuance does not violate the Ownership Limit at the time of such exchange (such Paired Shares represent approximately 7.96% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Starwood Apollo IX (and no exchange of Units by any other Filing Party)). Each of SAHI and AP-IX, by virtue of being a general partner of Starwood Apollo IX, may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Apollo IX.

   Starwood Nomura. Starwood Nomura owns 5,255,258 Units which are, subject to the Ownership Limit, exchangeable for 5,255,258 Paired Shares (approximately 30.22% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Starwood Nomura (and no exchange of Units by any other Filing

                                                             Page 29 of 44 Pages


Party), irrespective of the Ownership Limit). Because of the Ownership Limit, Starwood Nomura cannot exchange Units for, or otherwise hold, more than 8.0% of the outstanding Paired Shares; accordingly, this Schedule reports the beneficial ownership by Starwood Nomura of 1,055,039 Paired Shares (the maximum number of Paired Shares that Starwood Nomura may acquire within the Ownership Limit, assuming that no other Filing Party beneficially owns Paired Shares at the time of such exchange). SNHI, by virtue of being the general partner of Starwood Nomura, may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Nomura.

   Starwood Wichita. Starwood Wichita owns 2,132,184 Units which are, subject to the Ownership Limit, exchangeable for 2,132,184 Paired Shares (approximately 14.95% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Starwood Wichita (and no exchange of Units by any other Filing Party), irrespective of the Ownership Limit). Because of the Ownership Limit, Starwood Wichita cannot exchange Units for, or otherwise hold, more than 8.0% of the outstanding Paired Shares; accordingly, this Schedule reports the beneficial ownership by Starwood Wichita of 1,055,039 Paired Shares (the maximum number of Paired Shares that Starwood Wichita may acquire within the Ownership Limit, assuming that no other Filing Party beneficially owns Paired Shares at the time of such exchange). Each of SOFI II (by virtue of being a general partner of Starwood Wichita), Starwood Capital (by virtue of being a general partner of SOFI II), BSS (by virtue of being a general partner of Starwood Capital) and Sternlicht Holdings (by virtue of being the general partner of BSS) may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Wichita.

   Starwood Huntington. Starwood Huntington beneficially owns the 598,023 Paired Shares issuable upon exchange of the 598,023 Units held by Starwood Huntington, assuming that such issuance does not violate the Ownership Limit at the time of such exchange (such Paired Shares represent approximately 4.70% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Starwood Huntington (and no exchange of Units by any other Filing Party)).
SRL, by virtue of being a general partner of Starwood Huntington, may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Huntington.

   Woodstar. Woodstar owns 6,661,713 Units which are, subject to the Ownership Limit, exchangeable for 6,661,713 Paired Shares (representing approximately 35.44% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Woodstar, irrespective of the Ownership Limit (and no exchange of Units by any other Filing Party)). Because of the Ownership Limit, Woodstar cannot exchange Units for, or otherwise hold, more than 8.0% of the outstanding Paired Shares; accordingly,

                                                             Page 30 of 44 Pages


this Schedule reports the beneficial ownership by Woodstar of 1,055,039 Paired Shares (the maximum number of Paired Shares that Woodstar may acquire within the Ownership Limit, assuming that no other Filing Party beneficially owns Paired Shares at the time of such exchange). Each of Starwood Capital (by virtue of being a general partner of Woodstar), BSS (by virtue of being a general partner of Starwood Capital) and Sternlicht Holdings (by virtue of being the general partner of BSS) may be deemed to beneficially own the Paired Shares beneficially owned by Woodstar.

   Firebird. Firebird may acquire 4,884,691 Units pursuant to an exchange of up to $12,000,000 of the Senior Debt which may be acquired by Firebird, as described in Items 1 and 3. Such Units would be, subject to the Ownership Limit, exchangeable for 4,884,691 Paired Shares (approximately 28.70% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Firebird (and no exchange of Units by any other Filing Party), irrespective of the Ownership Limit). Because of the Ownership Limit, Firebird cannot exchange Units for, or otherwise hold, more than 8.0% of the outstanding Paired Shares; accordingly, this Schedule reports the beneficial ownership by Firebird of 1,055,039 Paired Shares (the maximum number of Paired Shares that Firebird may acquire within the Ownership Limit, assuming that no other Filing Party beneficially owns Paired Shares at the time of such exchange). Each of SOFI II (by virtue of being a general partner of Firebird), Starwood Capital (by virtue of being the general partner of SOFI II), BSS (by virtue of being a general partner of Starwood Capital) and Sternlicht Holdings (by virtue of being the general partner of BSS) may be deemed to beneficially own the Paired Shares beneficially owned by Firebird.

   SOFI II. SOFI II beneficially owns 299,600 Paired Shares (approximately 2.47% of the outstanding Paired Shares (and no exchange of Units by any other Filing Party)). Each of Starwood Capital (by virtue of being the general partner of SOFI II), BSS (by virtue of being a general partner of Starwood Capital) and Sternlicht Holdings (by virtue of being the general partner of
BSS) may be deemed to beneficially own the Paired Shares beneficially owned by SOFI II.

   Sternlicht. Mr. Sternlicht owns directly no Units or Paired Shares. By virtue of his control of Berl GP (a general partner of Berl Holdings), SAHI (a general partner of Starwood Apollo VIII and Starwood Apollo IX), SNHI (a general partner of Starwood Nomura), Sternlicht Holdings (a general partner of BSS, which is a general partner of SOFI II (the general partner of Starwood Wichita and Firebird) and Starwood Capital (a general partner of SOFI II and Woodstar)), SRL (a general partner of Starwood Huntington), Mr. Sternlicht may be deemed to

                                                             Page 31 of 44 Pages


beneficially own the Paired Shares beneficially owned by Berl Holdings, Starwood Apollo VIII, Starwood Apollo IX, Starwood Nomura, Starwood Wichita, Starwood Huntington, Woodstar, Firebird and SOFI II (i.e., all of the Paired Shares reported in this Schedule). Because of the Ownership Limit, Mr. Sternlicht cannot own more than 1,055,039 Paired Shares (such amount representing 8.0% of the outstanding Paired Shares, the maximum number of Paired Shares that Mr. Sternlicht may acquire within the Ownership Limit).

   The Filing Persons may act as a group with respect to the Paired Shares reported in this Schedule. As a result of the Ownership Limit, the Filing Parties as a group cannot own more than 1,055,039 Paired Shares (such amount representing 8.0% of the outstanding Paired Shares, the maximum number of Paired Shares that the Filing Parties as a group may acquire within the Ownership Limit).

   (b) SOFI II has sole power to vote or direct the vote of, the 299,600 Paired Shares reported herein as beneficially owned by it. Because Mr. Sternlicht controls Sternlicht Holdings (the general partner of BSS, which is the general partner of Starwood Capital, which is the general partner of SOFI
II), Mr. Sternlicht also has the power to vote or direct the vote of such 299,600 Paired Shares. Other than such 299,600 Paired Shares, none of the Filing Parties has any power to vote or direct the vote of any Paired Shares reported in this Schedule because none of the Paired Shares reported in this Schedule (other than such 299,600 Paired Shares) is outstanding or entitled to vote. Each of the Filing Parties has sole dispositive power with respect to the Paired Shares reported in this Schedule as beneficially owned by it.

   (c) Other than the acquisition of Units described in Item 3, none of the Filing Persons has effected any transaction in Paired Shares or Units during the past 60 days. The information set forth in Item 3 is incorporated herein. On December 12, 1994 Mr. Gates, an Executive Vice President of Sternlicht Holdings, purchased, for his own account, 2,000 Paired Shares (for a purchase price of $3.125 per Paired Share) and on December 14, 1994 Mr. Gates purchased, for his own account, 1,000 Paired Shares (for a purchase price of $3.00 per Paired Share). Such Paired Shares purchased by Mr. Gates are not reported herein as beneficially owned by any of the Filing Parties.

   (d) Certain persons, including the direct and indirect partners of the Filing Parties and the direct and indirect partners of such partners, have an economic interest (which may include the right to receive dividends on or the proceeds from sale of Paired Shares) in the Paired Shares held by the Filing Parties.

                                                             Page 32 of 44 Pages



   (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   The information set forth in Items 3 and 5 is incorporated herein. In addition, pursuant to an Assignment Agreement (the "Assignment Agreement"), Starwood Capital received an assignment of certain claims (the "Assigned Claims") of Leonard M. Ross and his affiliates ("Ross"), who currently hold approximately 9.8% of the outstanding Paired Shares. Pursuant to the Assignment Agreement, Ross also granted to a party designated by Starwood Capital (which party is not an affiliate of Starwood Capital) a proxy to vote Ross' Paired Shares. Starwood Capital has agreed to purchase those Paired Shares, at Ross' election, in a 60-day period beginning on December 15, 1995, at a price of $5.625 per Paired Share. Starwood Capital may also elect to purchase such Paired Shares at the same time and on the same terms. At the date hereof, such Paired Shares are not beneficially owned by Starwood Capital or any other Filing Party. Ross has agreed not to purchase or sell any Paired Shares during such period and not more than 4.9% thereafter.

                 The Trust and the Corporation have agreed in the Formation Agreement that (i) the Trust and the Corporation will indemnify and hold harmless the Filing Parties (and their subsidiaries, affiliates and successors) against liabilities, losses or damages and reasonable out-of-pocket expenses incurred in connection with any action, suit or proceeding brought by a holder of Paired Shares (other than Ross in connection with the Assignment Agreement) against Starwood relating to the Reorganization and (ii) if prior to December 15, 1995 the Trust and the Corporation receive a full release of the Assigned Claims, they will also indemnify and hold harmless the Filing Parties and their affiliates against liabilities, losses or damages and reasonable out-of-pocket expenses under or in respect of the Assignment Agreement; provided that such indemnification described in this clause (ii) is limited to $1,800,000. In addition, if Starwood Capital agrees that any recovery with respect to the Assigned Claims shall not exceed $1,800,000, the Trust and the Corporation will toll the expiration of the limitations period in respect of the Assigned Claims until January 31, 1996.

                 The Filing Parties which received Units in the Reorganization have agreed to share the costs and benefits of any purchase of Paired Shares from Ross pursuant to the Assignment Agreement, in accordance with their respective percentage interests in such Units. On December 29, 1994 Ross sold to an individual unaffiliated with the Filing Parties 199,000 Paired

                                                             Page 33 of 44 Pages


Shares which were subject to the Assignment Agreement. Such Paired Shares remain subject to the provisions of the Assignment Agreement.

                 In addition, Starwood Nomura VIII and Starwood Nomura IX (along with certain other related entities) have pledged all of their assets (including the Units held by them) as collateral for approximately $2.8 million of indebtedness to Nomura Asset Capital Corporation ("NACC"). In addition, Starwood Capital has agreed (i) to allow NACC to require that Starwood Capital exercise one of the demand registration rights under the Registration Rights Agreement for the benefit of NACC and (ii) to allow Starwood Apollo VIII and Starwood Apollo IX to require that Starwood Capital exercise one of the demand registration rights under the Registration Rights Agreement for the benefit of Starwood Apollo VIII and Starwood Apollo IX.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 The exhibits accompanying this statement are listed in the accompanying Exhibit Index located after the signature page.

                                                             Page 34 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                                  BERL HOLDINGS L.P.

                                  By:      BERL HOLDINGS I, INC.,
                                             general partner


                                           By: /s/ Barry S. Sternlicht
                                              --------------------------

                                                             Page 35 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                                  STARWOOD-APOLLO HOTEL PARTNERS
                                    VIII, L.P.

                                  By:      SAHI, INC.,
                                             general partner


                                           By: /s/ Barry S. Sternlicht
                                              -----------------------------

                                                             Page 36 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                                  STARWOOD-APOLLO HOTEL PARTNERS IX, L.P.

                                  By:      SAHI, INC.,
                                             general partner


                                           By: /s/ Barry S. Sternlicht
                                              ----------------------------

                                                             Page 37 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                                  STARWOOD-NOMURA HOTEL INVESTORS, L.P.

                                  By:      SNHI, INC.,
                                             general partner


                                           By: /s/ Barry S. Sternlicht
                                              -----------------------------

                                                             Page 38 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                     STARWOOD/WICHITA INVESTORS, L.P.

                     By:     STARWOOD OPPORTUNITY FUND, II, L.P.,
                               general partner

                             By:  STARWOOD CAPITAL GROUP, L.P.,
                                        general partner

                                   By:  BSS CAPITAL PARTNERS, L.P.,
                                                general partner

                                        By:  STERNLICHT HOLDINGS II, INC.,
                                                  general partner


                                              By: /s/ Barry S. Sternlicht
                                                  ---------------------------

                                                             Page 39 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                                  STARWOOD-HUNTINGTON PARTNERS, L.P.

                                  By:  SRL HOLDINGS, INC.,
                                             general partner


                                           By: /s/ Barry S. Sternlicht
                                               -----------------------------

                                                             Page 40 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                           WOODSTAR PARTNERS I, L.P.

                           By:  STARWOOD CAPITAL GROUP, L.P.,
                                  general partner

                                By:  BSS CAPITAL PARTNERS, L.P.,
                                       general partner

                                     By:  STERNLICHT HOLDINGS II,
                                            INC., general partner


                                          By: /s/ Barry S. Sternlicht
                                             -------------------------------

                                                             Page 41 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                        FIREBIRD CONSOLIDATED PARTNERS, L.P.

                        By: STARWOOD OPPORTUNITY FUND II, L.P.,
                             general partner

                             By: STARWOOD CAPITAL GROUP, L.P.,
                                  general partner

                                 By: BSS CAPITAL PARTNERS, L.P.,
                                       general partner

                                     By: STERNLICHT HOLDINGS II,
                                           INC., general partner


                                         By: /s/ Barry S. Sternlicht
                                            ------------------------------

                                                             Page 42 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995

                          STARWOOD OPPORTUNITY FUND, II, L.P.,
                            general partner

                          By:  STARWOOD CAPITAL GROUP, L.P.,
                                 general partner

                               By:  BSS CAPITAL PARTNERS, L.P.,
                                      general partner

                                    By:  STERNLICHT HOLDINGS II, INC.,
                                           general partner


                                         By: /s/ Barry S. Sternlicht
                                            --------------------------------

                                                             Page 43 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                          STARWOOD CAPITAL GROUP, L.P.,
                            general partner

                          By:  BSS CAPITAL PARTNERS, L.P.,
                                 general partner

                               By:  STERNLICHT HOLDINGS II, INC.,
                                      general partner


                                    By: /s/ Barry S. Sternlicht
                                       --------------------------------

                                                             Page 44 of 44 Pages


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995



                                  /s/ Barry S. Sternlicht
                                  ----------------------------------
                                  Barry S. Sternlicht

                                 EXHIBIT INDEX

Exhibit No.   Exhibit
- -----------   -------
Exhibit 1     Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii).

Exhibit 2 Formation Agreement dated as of November 11, 1994 among the Trust, the Corporation, and certain of the Filing Parties.

Exhibit 3 Exchange Rights Agreement dated as of January 1, 1995 among the Trust, the Corporation, the Realty Partnership, the Operating Partnership and certain of the Filing Parties.

Exhibit 4 Registration Rights Agreement dated as of January 1, 1995 among the Trust, the Corporation and Starwood Capital.